

Mail Stop 3720

August 19, 2009

Mr. Michael W. Nole
Chief Executive Officer
Brookside Technology Holdings Corp.
15500 Roosevelt Blvd., Suite 101
Clearwater, FL 33760

> **RE:** **Brookside Technology Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 31, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 0-52702**

Dear Mr. Nole:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1. Please revise your file number to 0-52702 on the cover page.

2. We note that the item numbers in your filing are not consistent with the item numbers of the Form 10-K. For example, management's discussion and analysis should be item seven, not item six. Please reference the correct item numbers in future filings. If you are not required to provide disclosure with respect to a Form 10-K item requirement, please reference the item number and indicate that it is not applicable to you.

Description of Business, page 1

3. We note your disclosure on page F-21 that your business is dependent on one or a few significant customers. Please revise your business section to address your dependence on these customers. See Item 101(h)(4) of Regulation S-K. Please also revise your management's discussion and analysis to disclose the material terms of your contracts, if any, with such customers. In your response letter, provide your analysis of why you are not required to file your agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis…, page 7

Liquidity and Capital Resources, page 12

4. We note your statement that you are not in compliance with your leverage ratio under your Chatham Senior Loan credit facility. Please clarify the consequences of your non-compliance. Such disclosure should address whether you can continue to borrow under this facility while you are not in compliance with this requirement.

5. We note your statement on page 13 that you believe you have enough cash to operate for the coming year with cash on hand, cash to be generated from operations and the borrowing availability on your credit lines. Please revise this disclosure to clarify whether this assessment takes into account your obligation to pay the sellers of US Voice & Data, LLC 50% of its EBITDA through September 2010 if its EBITDA exceeds certain targets. Please also provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Critical Accounting Policies, page 13

6. Please include herein your critical accounting policies with respect to the valuation and testing of goodwill for impairment in future filings. Please tell us and disclose in future filings the most significant assumptions and inputs in your goodwill valuation model. In addition, tell us and disclose in future filings whether the current economic downturn, changes in market conditions, and the bankruptcy of one of your major customers impacted your assumptions underlying your valuation approach.

Risk Factors, page 14

"Until the Earnout to the USVD Sellers is paid, we may need to split our EBITDA with the Sellers," page 14

7. Please revise this risk factor to include management's assessment that of the likelihood that US Voice & Data, LLC's EBITDA will exceed the referenced target levels.

Board Committees, page 22

8. We note your statement that the board of directors is currently "undertaking" the duties of the audit committee. However, we also not your statement under "Changes in Internal Control Over Financial Reporting" that your audit committee comprises of one member who also represents your largest investor and debt holders. Please revise your disclosure to clarify this inconsistency and disclose each of the members of your audit committee.

Code of Ethics, page 21

9. We note your statement that you have formally adopted a written code of ethics. Your disclosure references Item 13 of your Form 10-K. However, the code of ethics is not included as an exhibit under Item 13. Please revise your 10-K to comply with Item 406(c) of Regulation S-K.

Item 9A. Disclosures and Procedures, page 22

10. We note your management concluded that your internal control over financial reporting was effective as of December 31, 2008. We further note your statement on page 22 that you identified several significant deficiencies in your internal control over financial reporting as of such date. Please explain the basis for management's conclusion in light of these significant deficiencies in internal control. See note 73 to Release 34-47986**.**

Item 10. Executive Compensation, page 22

Summary Compensation Table, page 24

11. Please advise whether the amounts under the "Salary" column are correct. For example, we note the amounts disclosed do not match the amounts set forth in the employment agreements for Messrs. Diamond and Fischer.

Note 3 – Significant Accounting Policies

Cash Equivalents, page F-9

12. We note that restricted cash that becomes available within one year from the date of the financial statements is considered cash equivalents. Please tell us why this is appropriate under paragraph 8 of SFAS 95.

Convertible Securities with Beneficial Conversion Features, page F-11

13. We note that the redemption requirement of the Series A stock is contingent on certain conditions, which include the event that the Company's holders of the common stock exchange their shares for securities or cash. Please tell us and disclose in future filings the exchange rights of the Company's shareholders and the conditions during which they could be exercised.

Note 6 – Long-term Debt, page F-18

14. Please tell us how you determined the fair value of $1.00 per share for the 5,026,384 shares of Series A Stock issued to convert the balance of the Vicis Debt.

15. Please tell us why your basis of measurement for the gain from extinguishment of debt was based solely on the refinancing of the remaining $1.5 million of debt instead of the loan conversion and exchange taken as a whole. Refer to the guidance in EITF 96-19 and EITF 06-06.

Note 15 – Acquisition of US Voice & Data, LLC, page F-25
Note 16 – Acquisition of Standard Tel Networks, LLC, page F-28

16. Please tell us why the pro forma disclosures under paragraphs 54 and 55 of SFAS 141 are not required.

Exhibits

17. The certifications provided by Messrs. Nole and McGuire and filed as exhibits 31.1 and 31.2 omit the introductory language in paragraph four that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. In addition, the certification provided by Mr. McGuire and filed as exhibit 31.2 omits the language required to be included in paragraph four (b) regarding the design of internal control over financial reporting. Please file amended certifications with this language. See Item 601(b)(31) of Regulation S-K.

18. Please file the outstanding notes payable to your executive officers and shareholders as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Balance Sheets, page 4

19. Please tell us the nature and terms of the cash collateral account. Also, tell us why the cash collateral account is a cash equivalent under paragraph 8 of SFAS 95.

Note 7 – Litigation, page 19

20. We note the reference to the letter sent by Messrs. Fischer and Diamond on May 12, 2009 claiming construction termination of their employment agreements. It is not clear whether the two individuals are no longer executive officers of the company. Tell us whether this event triggered the need for an Item 5.02 Form 8-K.

Operation, page 27

21. We note that you identified Nortel as one of your main customers. Please tell us and disclose in future filings how Nortel's bankruptcy impacted your first and second quarter results of operations and your assessment as to how it will impact your revenues thereafter.

Item 4T. Controls and Procedures, page 30

22. Expand your disclosure to indicate why management concluded that the company's disclosure controls and procedures were not effective.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director